Absolute Software Unveils New Product Innovations for Resilient Zero Trust

Latest updates to Absolute Secure Endpoint and Absolute Secure Access deliver deeper visibility and intelligence, enhanced user experience, and expanded software integrations

VANCOUVER, British Columbia and SAN JOSE, Calif. — November 30, 2022 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), the only provider of self-healing, intelligent security solutions, today announced new product innovations, empowering customers with deeper visibility and intelligence, expanded software integrations, and a refreshed user experience through its latest updates to Absolute Secure Endpoint and Absolute Secure Access.

These product releases continue the company’s investment in bringing together the combined power of Absolute Secure Endpoint and Absolute Secure Access with our unique, firmware-embedded self-healing capability, enabling customers to achieve truly resilient Zero Trust environments and deliver an optimal user experience. This announcement builds on the launch of Absolute ZTNA – the industry’s first self-healing Zero Trust Network Access (ZTNA) solution – and Absolute Insights™ for Endpoints and Network, providing unparalleled intelligence into device, application, and network performance.

Embedded in more than 600 million devices, Absolute is the only intelligent security solutions provider capable of delivering visibility, control, and resiliency across endpoints, applications, and network connections. The Absolute Platform enables IT and security teams to ensure their endpoints remain compliant and mission-critical applications remain operational, and empowers them to transition from traditional VPNs to a resilient Zero Trust approach without hindering security or user productivity.

A recent 451 Research report validates Absolute’s differentiated platform approach and capabilities, saying: Too often, organizations don’t fully consider the resilience of the deployed zero-trust environment, and network access and device security are handled independently. It’s a situation that complicates security operations and one that can impact employee productivity.

“Our common platform addresses a wide range of market needs, as we have the unique ability to apply self-healing capabilities to devices, applications, and network access,” said John Herrema, EVP of Products and Strategy at Absolute. “Organizations are acknowledging that they need resilience-focused Zero Trust approaches, capable of integrating endpoint and access assessments at every step. By providing the critical components needed to achieve that resiliency - deep visibility, intelligence, and firmware-embedded Persistence - we are enabling them to not only protect devices, data, and users but also ensure critical controls are operating at maximum efficacy.”

New capabilities available to Absolute Secure Endpoint customers in the latest product release include:
•Public API Expansion: The latest Absolute Secure Endpoint release adds new Public APIs to our existing library, allowing customers and partners to integrate our device actions into their existing workflows - significantly improving the efficiency of their existing workflows and enhancing automation capabilities.
•Absolute Connector for ServiceNow™: The Absolute Connector for ServiceNow enables joint customers to access Absolute’s comprehensive asset intelligence and single source of truth within their ServiceNow platform environment – enabling them to efficiently respond to service requests, supplement their ServiceNow workflows, and rapidly demonstrate compliance.
•Expanded Application Resilience™ Catalog: The Absolute Application Resilience catalog now includes support for more than 60 critical security applications that IT and security administrators can self-heal across their endpoints. Recent additions include WinMagic® MagicEndpoint™, Dell™ Trusted Device, Deep Instinct™, Norton 360™, OPSWAT™, UNOWHY™, Aranda Software™, and Pixart® MDM.

The company also announced upcoming server and client enhancements to Absolute Secure Access, including:
•New Look and Feel: The names, status icons, fonts, and colors have been updated to reflect new product names and refreshed corporate brand; the core functionality and upgrade experience remain smooth and easy.
•SaaS Enhancements: The SaaS offering adds native NAT capabilities and enhanced alerting.
•Enhanced 5G Telemetry and Detection: Insights for Network dashboards that display cellular coverage, signal quality, and usage now include the 5G mid-band spectrum, and reflect improved 5G sensitivity.
•Deeper Visibility: The Secure Access/webService API has been enhanced, offering programmatic access to key pool performance metrics, including status information for our Active/Active server infrastructure.
•Faster NAC Checks: NAC capabilities are optimized, significantly reducing the time it takes for the VPN to connect and begin tunneling traffic.
•Android Client Enhancements: Collecting network telemetry on Android devices can now be done with the screen off to improve battery life, ensuring that administrators have actionable device and network information even if a device is in sleep mode. The Android cryptographic libraries providing FIPS 140-2 cryptography are also updated.

The features included in the latest Absolute Secure Endpoint release are available now. For additional details, including which are available to Control, Visibility, or Resilience tier customers, visit here. The company expects to make Absolute Secure Access updates available to customers in January 2023.

To learn more about Absolute’s self-healing, intelligent security solutions, visit www.absolute.com.

About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by 18,000 customers, G2 recognized Absolute as a leader for the eleventh consecutive quarter in the Fall 2022 Grid® Report for Endpoint Management and as a high performer in the Grid Report for Zero Trust Networking.

©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation or its subsidiaries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

For more information, please contact:

Media Relations
Becki Levine
press@absolute.com
858-524-9443

Investor Relations
Joo-Hun Kim
IR@absolute.com
212-868-6760